Exhibit 2

CEMEX, S.A.B. DE C.V.

NOTICE OF

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of CEMEX, S.A.B. de C.V. has resolved to call the Company’s Extraordinary General Shareholders Meeting to be held at Auditorio Luis Elizondo, located at 540 Luis Elizondo Street, Colonia Alta Vista, in the city of Monterrey, Mexico, at 1:00 P.M. on April 5, 2018, in accordance with the following:

AGENDA

I.	RESOLUTION ON THE PROPOSAL BY THE BOARD OF DIRECTORS TO INCREASE THE VARIABLE PART OF THE COMPANY’S CAPITAL STOCK, AND TO ISSUE CONVERTIBLE NOTES; FOR WHICH IT IS BEING PROPOSED THE ISSUANCE OF UP TO 11,250,000,000 NON-SUSCRIBED SHARES WHICH WILL BE HELD IN THE COMPANY’S TREASURY, TO BE LATER SUSCRIBED AND PAID BY INVESTORS THROUGH A PUBLIC OR PRIVATE OFFERING, OR TO SECURE THE CONVERSION OF CONVERTIBLE NOTES ISSUED UNDER ARTICLE 210 BIS OF THE MEXICAN GENERAL LAW OF CREDIT INSTRUMENTS AND OPERATIONS, WITHOUT ANY PREEMPTIVE RIGHTS BEING APPLICABLE AS PERTHE COMPANY’S BY- LAWS AND/OR APPLICABLE LEGISLATION.

THE SHARES REPRESENTING THE CAPITAL STOCK INCREASE WILL BE REPRESENTED BY UP TO 3,750,000,000 ORDINARY PARTICIPATION CERTIFICATES (“CEMEX.CPO”) EACH REFERRING TO 3 ORDINARY SHARES.

I.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to the Company’s Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo León, with a minimum of 48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law. Additionally, in accordance with Article 14 of the Corporate By-Laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by the Company, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over the Company, pursuant to Articles 7 and 10 of the Company’s By-Laws. If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the Holder(s) will not be able to exercise the inherent rights of their shares, and will be excluded from the shareholders’ meeting quorum determination. The Company will not register such Holders in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and the registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by the Company Secretary. The abovementioned admission cards are required for access to the shareholders meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at the Company’s Secretariat, located at Ave. Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León.

All Mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by the Company, will need to submit their Federal Registry of Taxpayers Certificate to attend the Meeting.

Monterrey, Nuevo Leon, as of February 8, 2018

/s/ Roger Saldaña Madero

Lic. Roger Saldaña Madero

Secretary of the Board of Directors